

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2017

Anja Krammer
President
BioPharmX Corporation
1505 Adams Drive, Suite D
Menlo Park, California, 94025

> **Re: BioPharmX Corporation**
> **Registration Statement on Form S-1**
> **Filed October 19, 2017**
> **File No. 333-221027**

Dear Ms. Krammer:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed October 19, 2017

Incorporation of Documents by Reference, page 84

1.	We note that you have incorporated by reference in your registration statement information specifically incorporated by reference in your Form 10-K from your definitive proxy statement on Schedule 14A. Please amend your registration statement to incorporate by reference the entire definitive proxy statement as required by Item 12(a)(2) of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at 202-551-6553 for any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Robert A. Freedman, Esq. - Fenwick &West LLP